Filed Pursuant to Rule 424(b)(3)
Registration No. 333-262513

Lord Abbett Credit Opportunities Fund
Lord Abbett Floating Rate High Income Fund
Lord Abbett Special Situations Income Fund

Supplement dated March 3, 2023

to the Prospectuses

Effective March 6, 2023, BNY Mellon Investment Servicing (US) Inc. will replace DST Systems, Inc. (“DST”), as each Fund’s transfer agent and dividend disbursement agent (“Transfer Agent”) and as agent for each Fund’s Dividend Reinvestment Plan (“Plan Agent”).

Accordingly, effective March 6, 2023, all references in the prospectuses to DST as Transfer Agent or Plan Agent are replaced by BNY Mellon Investment Servicing (US) Inc., 500 Ross Street 154-0520, Pittsburgh, PA 15262.

In addition, effective March 6, 2023, as a result of the change in the Transfer Agent, there are certain changes to the contact information for the Funds, the Transfer Agent or the Plan Agent, procedures for purchasing shares of a Fund and procedures for signature validation, as set forth below.

The following paragraphs replace the subsections of the prospectuses titled “Plan of Distribution – Purchasing Shares – Initial Purchases” and “ – Additional Purchases” and supplement and supersede any information to the contrary in each prospectus.

Initial Purchases. Lord Abbett Distributor acts as an agent for the Fund to work with financial intermediaries that buy and sell Shares of the Fund on behalf of their clients. Generally, Lord Abbett Distributor does not sell Fund Shares directly to investors. Initial purchases of Fund Shares may be made through any financial intermediary that has a sales agreement with Lord Abbett Distributor. Unless you are investing in the Fund through a retirement and benefit plan, fee-based program or other financial intermediary, you and your investment professional may fill out the application and send it to the Fund at the address below. To open an account through a retirement and benefit plan, fee-based program or other type of financial intermediary, you should contact your financial intermediary for instructions on opening an account.

Regular Mail:

Lord Abbett Funds Service Center

P.O. Box 534489

Pittsburgh, PA 15253-4489

Overnight Mail:

Lord Abbett Funds Service Center

Attention: 534489

500 Ross Street 154-0520

Pittsburgh, PA 15262

Please do not send account applications or purchase, exchange, or redemption orders to Lord Abbett’s offices in Jersey City, NJ.

Additional Purchases. You may make additional purchases of Fund Shares by contacting your investment professional or financial intermediary. If you have direct account privileges with the Fund, you may make additional purchases by:

•	Telephone. If you have established a bank account of record, you may purchase Fund Shares by telephone. You or your investment professional should call the Fund at 888-522-2388.

•	Online. If you have established a bank account of record, you may submit a request online to purchase Fund Shares by accessing your account online. Please log onto www.lordabbett.com and enter your account information and personal identification data.

•	Mail. You may submit a written request to purchase Fund Shares by indicating the name(s) in which the account is registered, the Fund’s name, the class of Shares, your account number, and the dollar amount you wish to purchase. Please include a check for the amount of the purchase, which may be subject to a sales charge. If purchasing Fund Shares by mail, your purchase order will not be accepted or processed until such orders are received by the Fund at the applicable address listed above.

•	Wire. You may purchase Fund Shares via wire by sending your purchase amount to: BNY Mellon, NA, routing number: 011001234, bank account number: 030600, FBO: BNY Mellon Investment Servicing (US) Inc. as Agent FBO Lord Abbett Consolidated, Ref: shareholder name, the complete name of the Fund and the class of Shares you wish to purchase and your Lord Abbett account number.

The following paragraph replaces the subsection of the prospectuses titled “Plan of Distribution – Signature Validation” and supplements and supersedes any information to the contrary in each prospectus.

Medallion Signature Guarantee

When a signature validation is called for, a Medallion Signature Guarantee executed by an eligible issuer participating in the Securities Transfer Agents Medallion Program 2000 (STAMP2000) will be required. Eligible issuers include U.S. domestic banks, credit unions, savings associations (including savings and loan associations), trust companies, national securities exchanges, registered securities associations, and clearing agencies. Also acceptable are broker/dealers, municipal securities broker/dealers, and government securities broker/dealers whose net capital exceeds $100,000. Notarized signatures or signature guarantees from financial institutions that are not participating in STAMP2000 will not be accepted. In addition, corporations, trusts, and other institutional organizations are required to furnish evidence of the authority of the persons designated on the account application to effect transactions for the organization. Please note that financial institutions participating in STAMP2000 may still be ineligible to provide a signature validation for transactions of greater than a specified dollar amount. The Fund may change the signature validation requirements from time to time upon notice to shareholders, which may be given by means of a new or supplemented prospectus. Shareholders should contact the Fund for additional details regarding the Fund’s signature validation requirements.

The following sentence replaces the last sentence of the last paragraph in the section of the prospectuses titled “Dividend Reinvestment Plan” and supplements and supersedes any information to the contrary in each prospectus.

Additional information about the Plan may be obtained from the Plan Agent by calling 888-522-2388 or by writing to the Fund at Lord Abbett Funds Service Center, P.O. Box 534489, Pittsburgh, PA 15253-4489.

The following sentence replaces the last sentence of the section of the prospectuses titled “Custodian and Transfer Agent” and supplements and supersedes any information to the contrary in each prospectus.

BNY Mellon Investment Servicing (US) Inc., 500 Ross Street 154-0520, Pittsburgh, PA 15262, serves as the Fund’s transfer agent and dividend disbursement agent, as well as agent for the Fund’s Dividend Reinvestment Plan.

Please retain this document for your future reference.

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